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                    CURTIS, MALLET-PREVOST, COLT & MOSLE LLP

                        ATTORNEYS AND COUNSELLORS AT LAW
                                  101 PARK AVE
                          NEW YORK, NEW YORK 10178-0061

                                                                   June 29, 2006

VIA EDGAR

Peggy Fisher, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

      RE:   PSIVIDA LIMITED
            AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3, ORIGINALLY FILED MARCH 28, 2006 (FILE NO. 333-132777)

Dear Ms. Fisher:

      On behalf of pSivida Limited (the "Company"), we respectfully submit this Amendment No. 1 to Registration Statement on Form F-3 (Registration No. 333-132777) registering the resale of 57,631,650 ordinary shares represented by 5,763,165 American Depositary Shares ("ADSs"). The required additional filing fee for submission of this Amendment No. 1 has been paid via lockbox and is on deposit in the Company's account at the SEC.

      Please note that the Company has concurrently herewith filed via EDGAR (1) Amendment No. 1 to Registration Statement on Form F-3, originally filed March 28, 2006 (File No. 333-132776); (2) a Registration Statement on Form F-3 registering the resale of 158,040,500 ordinary shares represented by 15,804,050 ADSs and (3) the Company's response to the comments of the staff of the Securities and Exchange Commission in your letter dated April 20, 2006.

      Please be advised that the Company anticipates making an oral request for acceleration of effectiveness of this registration statement pursuant to Rule 461 under the Securities Act of 1933 (the "Securities Act"). In that regard, this letter confirms that the Company is aware of its obligations under the Securities Act as they relate to the offering of shares described in this registration statement.

      Please call me at (212) 696-8880 if you have any questions about this filing. We would very much appreciate the staff's assistance in declaring this registration statement effective as soon as possible.

                                                Very truly yours,

                                                /s/Peter F. Stewart

cc:   Mr. Aaron Finlay (pSivida Limited)
      Mr. Michael J. Soja (pSivida Limited)
      Lori Freedman, Esq. (pSivida Limited)
      Mr. Peter Rupp (Deloitte Touche Tohmatsu)
      Lawrence Goodman, Esq.